Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated February 11, 2014	Registration Statement No. 333-192132
Supplementing the Preliminary
Prospectus Supplement dated February 10, 2014
(To Prospectus dated November 18, 2013)

AMAG Pharmaceuticals, Inc.
2.50% Convertible Senior Notes due 2019

The information in this pricing term sheet relates to AMAG Pharmaceuticals, Inc.’s offering (the “Offering”) of its 2.50% Convertible Senior Notes due 2019 and should be read together with the preliminary prospectus supplement dated February 10, 2014 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated November 18, 2013, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-192132.  The Issuer has increased the size of the Offering to $175,000,000 (or $200,000,000 if the underwriters’ over-allotment option is exercised in full).  The final prospectus supplement relating to the Offering will reflect conforming changes relating to such increase in the size of the Offering.

Issuer:	AMAG Pharmaceuticals, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	AMAG / The NASDAQ Global Select Market (“NASDAQ”).

Securities Offered:	2.50% Convertible Senior Notes due 2019 (the “Notes”).

Aggregate Principal Amount Offered:

$175,000,000 aggregate principal amount of Notes (or $200,000,000 aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $25,000,000 principal amount of Notes is exercised in full).

Maturity Date:	February 15, 2019, unless earlier repurchased or converted.

Interest Rate:	2.50% per annum, accruing from the Settlement Date.

Interest Payment Dates:	February 15 and August 15 of each year, beginning on August 15, 2014.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

NASDAQ Last Reported Sale Price on February 11, 2014:	$20.07 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 35% above the NASDAQ Last Reported Sale Price on February 11, 2014.

Initial Conversion Price:	Approximately $27.09 per share of the Issuer’s common stock.

Initial Conversion Rate:	36.9079 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:

The Issuer estimates that the proceeds from the Offering will be approximately $169.1 million (or approximately $193.3 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated expenses.  In connection with the pricing of the Offering, the Issuer has entered into convertible note hedge transactions with one or more financial institutions (the “option counterparties”).  The Issuer also has entered into warrant transactions with the option counterparties.  The Issuer intends to use approximately $12.4 million of the net proceeds from the Offering (or $14.1 million of the net proceeds from the Offering if the Issuer sells additional warrants and enters into additional convertible note hedge transactions in connection with the full exercise of the underwriters’ over-allotment option) to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to the Issuer from the sale of the warrant transactions).  The Issuer intends to use the remainder of the net proceeds from the Offering for working capital and other general corporate purposes, including to fund possible acquisitions of, or investments in, complementary businesses, products, services and technologies.  The Issuer has not entered into any agreements or commitments with respect to any acquisitions or investments at this time.

If the underwriters exercise their over-allotment option, the Issuer may sell additional warrants and use a portion of the net proceeds from the sale of the additional Notes, together with the proceeds from the sale of the additional warrants, to enter into additional convertible note hedge transactions.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer.

		Per Note	Total
	Public Offering Price(1)	$1,000	$175,000,000
	Underwriting discounts and commissions	$30	$5,250,000
	Proceeds, before expenses, to the Issuer	$970	$169,750,000

(1) Plus accrued interest, if any, from the Settlement Date.

The estimated expenses of the Offering payable by the Issuer, exclusive of underwriting discounts and commissions, are approximately $650,000.

Convertible Note Hedge and Warrant Transactions:

In connection with the pricing of the Notes, the Issuer entered into convertible note hedge transactions with the option counterparties.  The Issuer also entered into warrant transactions with the option counterparties.  The convertible note hedge transactions are expected generally to reduce the potential dilution and/or offset cash payments due upon conversion of the Notes in the event that the market price per share of the Issuer’s common stock, as measured under the terms of the convertible note hedge transactions, is greater than the strike price of the convertible note hedge transactions, which initially corresponds to the conversion price of the Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Notes.  If, however, the market price per share of the Issuer’s common stock, as measured under the terms of the warrant transactions, exceeds the strike price of the warrants, there would nevertheless be dilution to the extent that such market price exceeds the strike price of the warrants.

Trade Date:	February 12, 2014.

Settlement Date:	February 14, 2014.

CUSIP:	00163U AA4

ISIN:	US00163UAA43

Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	Cowen and Company, LLC Robert W. Baird & Co. Incorporated

Additional Amounts:

If the Issuer consolidates with or merges with or into, or sells, conveys, transfers or leases all or substantially all of its properties and assets to, another company and the resulting, surviving or transferee company is not organized and existing under the laws of the United States of America, any State thereof or the District of Columbia (such company or any successor thereto, the “surviving entity”), then all payments made by the surviving entity under or with respect to the Notes will be made without withholding or deduction for taxes unless the surviving entity is legally required to do so, in which case, subject to certain exceptions and limitations, the surviving entity will pay such additional amounts as may be necessary so that the net amount received by beneficial owners of the Notes after such withholding or deduction shall equal the amount that would have been received in the absence of such withholding or deduction.

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:

The following table sets forth the amount, if any, by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) for each stock price and effective date set forth below:

	Stock Price
Effective Date	$20.07	$25.00	$27.09	$30.00	$35.00	$40.00	$45.00	$50.00	$60.00	$75.00	$100.00
February 14, 2014	12.9177	8.4712	7.2196	5.8663	4.2463	3.1768	2.4351	1.9000	1.1933	0.5961	0.0962
February 15, 2015	12.9177	7.9848	6.7158	5.3630	3.7811	2.7680	2.0862	1.6074	0.9955	0.4980	0.0862
February 15, 2016	12.9177	7.3696	6.0735	4.7200	3.1909	2.2563	1.6547	1.2496	0.7578	0.3825	0.0849
February 15, 2017	12.9177	6.6316	5.2754	3.9067	2.4491	1.6288	1.1416	0.8364	0.4952	0.2553	0.0722
February 15, 2018	12.9177	5.5812	4.0956	2.7047	1.4191	0.8288	0.5387	0.3826	0.2295	0.1279	0.0451
February 15, 2019	12.9177	3.0920	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the amount by which the conversion rate will be increased will be determined by a straight-line interpolation between the amount of the conversion rate increase set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•                  If the stock price is greater than $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), the conversion rate will not be increased.

•                  If the stock price is less than $20.07 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), the conversion rate will not be increased.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 49.8256 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated February 10, 2014, and an accompanying prospectus, dated November 18, 2013) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204 or from Morgan Stanley & Co. LLC, Attention:  Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated February 10, 2014, and the accompanying prospectus, dated November 18, 2013. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

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